FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended September 30, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ________________

Commission file number 1-16681

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

THE LACLEDE GROUP, INC.
720 OLIVE STREET
ST. LOUIS, MO 63101

Financial Statements and Exhibit

(a) Financial Statements and Report of Independent Registered Public Accounting Firm

(b) Exhibits

Consent of BKD, LLP
Consent of Deloitte & Touche LLP
Opinion of Deloitte & Touche LLP

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN
(Registrant)

BY [signature]
Richard A. Skau,
Vice President -
Human Resources

Date: March 28, 2007

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

Financial Statements as of and for the Years Ended September 30, 2006 and 2005, Supplemental Schedule as of September 30, 2006 and Report of Independent Registered Public Accounting Firm

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

TABLE OF CONTENTS	PAGE
Report of Independent Registered Public Accounting Firm	1
Financial Statements as of and for the Years Ended September 30, 2006 and 2005:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4 – 8
Supplemental Schedule as of September 30, 2006:	
Schedule 1 – Schedule of Assets (Held at End of Year)	9

Certain Supplemental Schedules required by the rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

BKD LLP

Report of Independent Registered Public Accounting Firm

Administrative Committee
Laclede Gas Company Salary Deferral Savings Plan
St. Louis, Missouri

We have audited the accompanying statement of net assets available for benefits of Laclede Gas Company Salary Deferral Savings Plan as of September 30, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Laclede Gas Company Salary Deferral Savings Plan as of and for the year ended September 30, 2005, were audited by other accountants whose report dated January 19, 2006, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Laclede Gas Company Salary Deferral Savings Plan as of September 30, 2006, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the 2006 basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the 2006 basic financial statement taken as a whole.

BKD, LLP

St. Louis, Missouri
March 26, 2007

Federal Employer Identification Number: 44-0160260

501 N. Broadway, Suite 600 St. Louis, MO 63102-2102 314 231-5544 Fax 314 231-9731

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
SEPTEMBER 30, 2006 AND 2005

	2006	2005
INVESTMENTS	$ 58,833,171	$ 54,424,705
CONTRIBUTIONS RECEIVABLE:		
Employee Contributions	193,079	183,452
Employer Contributions	91,416	88,044
Total Contributions Receivables	284,495	271,496
ACCRUED INCOME	27,369	22,198
NET ASSETS AVAILABLE FOR BENEFITS	$ 59,145,035	$ 54,718,399

See notes to financial statements.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED SEPTEMBER 30, 2006 AND 2005

	2006	2005
ADDITIONS:		
CONTRIBUTIONS:		
Employee	$ 2,486,339	$ 2,371,138
Employer	1,145,290	1,084,602
	3,631,629	3,455,740
INVESTMENT INCOME:		
Interest and dividends	881,072	753,904
Net appreciation in fair value of investments	3,269,963	5,091,237
	4,151,035	5,845,141
NET TRANSFERS FROM OTHER PLANS	1,003,463	713,201
TOTAL ADDITIONS	8,786,127	10,014,082
DEDUCTIONS:		
DISTRIBUTIONS TO PARTICIPANTS	4,359,491	2,235,648
INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS	4,426,636	7,778,434
NET ASSETS AVAILABLE FOR BENEFITS:		
BEGINNING OF YEAR	54,718,399	46,939,965
END OF YEAR	$ 59,145,035	$ 54,718,399

See notes to financial statements.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED SEPTEMBER 30, 2006 AND 2005

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements of the Laclede Gas Company Salary Deferral Savings Plan (the "Plan") have been prepared on the accrual basis.

Investment Valuation and Income Recognition – The Plan's investments in the various funds are stated at the market value of the underlying assets, which are determined by quoted market prices. Participant loans are valued at the outstanding loan balance. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income are recorded on the accrual basis.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of additions and deductions during the reporting period. Actual results could differ from those estimates.

The investment funds consist of various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

Administrative Expenses – The cost of the Plan administration is paid by Laclede Gas Company (the "Company"), the Plan sponsor.

Benefits Payable – Benefits are recorded when paid. As of September 30, 2006 and 2005, there were no distributions payable to Plan participants.

2. INFORMATION REGARDING THE PLAN

The following description pertains to the Plan as in effect during the years ended September 30, 2006 and 2005 and is provided for informational purposes only. In case of conflict or discrepancy with the Plan text, the Plan text governs.

General – The Plan is a defined contribution plan which covers employees of the Company who are not members of a collectively-bargained unit, provided they meet the prescribed eligibility requirements. The trustee of the Plan is Ameriprise Trust Company. The Company is the Plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility – To be eligible to participate in the Plan, an employee must complete one year of service and attain the age of 21. Employees who are members of collective bargaining units are not eligible to participate in the Plan.

Contributions – The Plan provides for voluntary employee contributions, subject to certain Internal Revenue Code ("IRC") limitations, up to 75% of the participant's compensation. Participants who attain age fifty by each December 31 are permitted to make additional contributions (catch-up contributions) as permitted by the IRC. Employee contributions up to 4% of a participant's compensation are matched 100% by the Company. Participants may change the amount of their contributions monthly.

Vesting – Participant and Company matching contributions are immediately 100% vested.

Investment Options – Contributions to the Plan are invested in one or more of nine investment funds at the option of the employee. A minimum of 1% of the employee's contribution must be directed into each fund selected.

The nine available investment funds are:

- The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)
- Northern Trust Global Investments Russell 2000 Index Fund
- RiverSource Trust Equity Index Base Fund
- RiverSource Trust Bond Fund
- RiverSource Trust Money Market Fund I
- RiverSource Trust Short-Term Horizon Fund 25:75
- RiverSource Trust Medium-Term Horizon Fund 50:50
- RiverSource Trust Long-Term Horizon Fund 65:35
- RiverSource Trust Long-Term Horizon Fund 80:20

Employee Stock Ownership Plan – The Laclede Group, Inc. Employee Stock Ownership Plan (ESOP) constitutes a portion of the Plan, not a separate plan. Employee contributions are invested directly into the ESOP. A participant may elect to receive dividends on the ESOP shares paid in cash directly to him.

The election to receive cash dividends shall remain in effect until changed by the participant. Dividends not paid in cash to the participant are reinvested under the terms of the Plan.

Participant Accounts – In addition to the employee and Company matching contributions, each participant's account is credited with an allocation of Plan earnings or charged with an allocation of the Plan losses, based on participant account balances, as defined in the Plan document.

Loans to Participants – Participants may borrow against their individual account balances a minimum of $500 up to 50% of their account balance, as long as the loan amount does not exceed $50,000, less the highest outstanding loan balance over the past 12 months (if any). Loans are taken from investment accounts in the same proportion as the investment funds bear to each other. The maximum repayment period is 5 years, except for primary residence loans, which have a maximum repayment period of 10 years. Loans are secured by the balance in the participant's account and bear interest at a rate comparable to the rate charged by commercial lenders for similar loans. Principal and interest are repaid in level payments through payroll deductions. Interest rates on participant loans ranged from 5.00% to 10.50% at September 30, 2006.

Payment of Benefits – Distributions are generally made to participants upon separation from service due to retirement, termination of employment, death, or total and permanent disability. Participants aged 59-1/2 years or older may elect a distribution of their entire account. Distributions ordinarily are made in single lump-sum cash payments; however, participants in The Laclede Group, Inc. – ESOP may elect to receive their distribution in the form of shares, with the value of fractional shares distributed in cash. Active employees who suffer a financial hardship and cannot obtain funds from other resources, including a loan from the Plan, may apply for a hardship withdrawal. Hardship withdrawals are subject to approval by the Plan administrator and are limited to the participant's elective deferrals, plus related earnings as of December 31, 1988, less amounts of previous hardship distributions.

Transfers – The accounts for those Participants in the Plan, who remain employees of the Company but who become covered by a collective bargaining agreement, are transferred to the applicable Company defined contribution plan. Similarly, participant accounts in other Company plans for those employees covered by a collective bargaining agreement, who remain employees of the Company but are no longer covered by such an agreement, are transferred to this Plan. Such transfers are reflected as a net amount in the included Statements of Changes in Net Assets.

3. INVESTMENTS

The following table presents the fair values of investments that represent 5% or more of the Plan's net assets:

	2006	2005
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund) (1,066,962.077 and 1,069,587.648 units, respectively)	$14,273,819	$14,498,261
RiverSource Trust Equity Index Base Fund (582,631.271 and 590,634.883 units, respectively)	25,568,191	23,391,504
Northern Trust Global Investments Russell 2000 Index Fund (8,751.410 and 7,316.616 units, respectively)	7,416,610	5,643,452
RiverSource Trust Bond Fund (40,591.055 and 43,353.317 units, respectively)	3,352,375	3,439,175
RiverSource Trust Money Market Fund I (3,712,510.362 and 3,666,341.402 units, respectively)	3,712,510	3,666,341

During 2006 and 2005, the Plan's investments (including gains and losses on investments bought, sold, as well as held during the year) appreciated (depreciated) by $3,269,963 and $5,091,237 respectively, as follows:

	2006	2005
The Laclede Group, Inc. – ESOP (also known as Laclede Group, Inc. Common Stock Fund)	($99,408)	$ 1,452,378
RiverSource Trust Equity Index Base Fund	2,516,391	2,526,720
RiverSource Trust Bond Fund	130,650	104,473
Northern Trust Global Investments Russell 2000 Index Fund	556,478	803,036
RiverSource Trust Short-Term Horizon Fund 25:75	15,295	19,517

RiverSource Trust Medium-Term Horizon Fund 50:50	40,536	48,430
RiverSource Trust Long-Term Horizon Fund 65:35	33,127	46,826
RiverSource Trust Long-Term Horizon Fund 80:20	76,894	89,857

4. TAX STATUS

The Plan obtained its latest determination letter dated June 5, 2003, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. However, some plan amendments were not adopted timely, and the Plan administrator filed for voluntary compliance with the Internal Revenue Service. The Internal Revenue Service has issued a compliance statement which constitutes an enforcement resolution with respect to the failure to timely amend the Plan. The Plan administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the IRC and that, as of September 30, 2006, the Plan continues to qualify under Section 401(a) of the IRC. As such, the Plan will not be subject to tax under income tax laws, and contributions and earnings will not be taxable to participants until such amounts are withdrawn or received in a distribution. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

6. RELATED PARTIES

Certain Plan investments are units of funds managed by Ameriprise Trust Company. Ameriprise Trust Company is the trustee as defined by the Plan; therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At September 30, 2006 and 2005, the Plan held 1,066,962.077 and 1,069,587.648 units, respectively, of common stock of The Laclede Group, Inc., the parent of the sponsoring employer, with a market basis of $14,273,819 and $14,498,261, respectively. During the years ended September 30, 2006 and 2005, the Plan received dividend income of $586,588 and $555,921, respectively.

LACLEDE GAS COMPANY
SALARY DEFERRAL SAVINGS PLAN

SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(FORM 5500, SCHEDULE H, LINE 4i)
September 30, 2006

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
*	Laclede Group, Inc. Common Stock Fund	Company stock fund (1,066,962.077 units)		$ 14,273,819
*	RiverSource Trust Equity Index Base Fund	Common/collective trust (582,631.271 units)		25,568,191
	Northern Trust Global Investments Russell 2000 Index Fund	Common/collective trust (8,751.410 units)		7,416,610
*	RiverSource Trust Bond Fund	Common/collective trust (40,591.055 units)		3,352,375
*	RiverSource Trust Money Market Fund I	Common/collective trust (3,712,510.362 units)		3,712,510
*	RiverSource Trust Short - Term Horizon Fund 25:75	Common/collective trust (13,829.384 units)		305,449
*	RiverSource Trust Medium - Term Horizon Fund 50:50	Common/collective trust (24,689.026 units)		686,108
*	RiverSource Trust Long - Term Horizon Fund 65:35	Common/collective trust (33,130.247 units)		477,340
*	RiverSource Trust Long - Term Horizon Fund 80:20	Common/collective trust (49,187.483 units)		1,475,182
*	Loans to Participants	Loans to participants (1,565,586.810 units) Interest rate 5.00% - 10.50%		1,565,587
			Total	$ 58,833,171

* Party-in-interest.

BKD LLP

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-90252) pertaining to the Laclede Gas Company Salary Deferral Savings Plan, of our report dated March 26, 2007, with respect to the financial statements of the Laclede Gas Company Salary Deferral Savings Plan included in this Annual Report (Form 11-K) for the year ended September 30, 2006.

BKD, LLP

St. Louis, Missouri
March 28, 2007

501 N. Broadway, Suite 600 St. Louis, MO 63102-2102 314 231-5544 Fax 314 231-9731

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 1829
www.deloitte.com

Exhibit to From 11-K (Salary Deferral Savings Plan)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-90252 on Form S-8 of our report dated January 19, 2006, appearing in this Annual Report on Form 11-K of Laclede Gas Company Salary Deferral Savings Plan for the year ended September 30, 2006.

Deloitte & Touche LLP

St. Louis, Missouri
March 28, 2007

Deloitte.

Deloitte & Touche LLP
Suite 300
100 South 4th Street
St. Louis, MO 63102-1821
USA

Tel: +1 314 342 1829
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Laclede Gas Company
Salary Deferral Savings Plan
Saint Louis, Missouri:

We have audited the accompanying statement of net assets available for benefits of Laclede Gas Company Salary Deferral Savings Plan (the "Plan") as of September 30, 2005 and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of September 30, 2005, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

January 19, 2006

END